U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009.

Commission File Number 0001408276

SEVEN ARTS PICTURES PLC
(Exact name of Registrant as specified in its charter)

England
(Province or other jurisdiction of incorporation or organization)

38 Hertford Street, London UK W1J 7SG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

SEVEN ARTS PICTURES PLC

EXHIBIT INDEX

Item	Description

99.1	News Release dated October 6, 2009 - Seven Arts Appoints New Independent Auditors

SEVEN ARTS PICTURES PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEVEN ARTS PICTURES PLC

Dated: October 9, 2009	By:	/s/ Peter Hoffman
Peter Hoffman Chief Executive Officer